April 28, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention: H. Christopher Owings, Assistant Director

RE:	TravelCenters of America LLC Registration
Statement on Form S-3 (File No. 333-156926)

Dear Mr. Owings:

On behalf of TravelCenters of America LLC (the “Company”) , we are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 20, 2009 (the “Comment Letter”), in connection with the Registration Statement on Form S-3 filed January 23, 2009 by the Company (the “Registration Statement”).  For the convenience of the Staff, we have also sent to you a paper copy of this letter and a marked copy of the Registration Statement.

The substance of your comments with respect to the Registration Statement have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

1.             We note that you have registered for sale an amount in excess of what may be sold in any year based on the company’s current public float, which is no more than one-third of the company’s public float.  See General Instruction I.B.6(a) of Form S-3.  If the company’s public float does not exceed $75 million after the effective date of the registration statement, please confirm your understanding of the need to ascertain the amount of securities that currently may be sold by the company by engaging in a two-step process: (1) determination of the company’s public float immediately prior to the intended sale; and (2) aggregation of all sales of the company’s securities pursuant to primary offerings in the previous 12-month period (including the intended sale) to determine whether the one-third cap would be exceeded.  See “Revisions to the Eligibility Requirements for Primary Securities Offerings on Form S-3 and F-3,” Securities Act Release No. 33-8878 (December 19, 2007).  We also remind you of the need to recompute your public float each time an amendment to the Form S-3 is filed for the purpose of updating the registration statement in accordance with Section 10(a)(3) of the Securities Act.

Company Response:  The Company confirms its understanding of the matters noted by the Staff in its comment.

2.             We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered.  Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all of these assumptions.  We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including, for example, the assumption in paragraph 1(iii) that the debt securities will have been established “so as not to violate any applicable law, the LLC Agreement or the Bylaws…,” the assumptions in paragraph 2 regarding the adoption of a share designation “in the form required by applicable law” and receipt of consideration “in a form legally valid under applicable law…” and similar assumptions in the remainder of the opinion.  Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

Company Response:  The Company acknowledges that each time a takedown occurs it will file an opinion that omits assumptions regarding the future issuance of the securities being registered.  The Company understands that such opinions may be filed under Rule 462(d) or as an exhibit to a Form 8-K.

3.             We note that counsel has opined that the “Warrant and such Warrant Common Shares will be validly issued, fully paid and nonassessable.”  Counsel must also opine that the warrants are binding obligations under the state contract law governing the warrant agreement.  We also note that in accordance with your registration statement you may issue warrants to purchase common shares, preferred shares or debt securities.  However, the portion of the legal opinion concerning warrants discusses the common shares issuable upon exercise thereof, but does not address the possible issuance of preferred shares or debt securities.  Please revise the legal opinion to address all the securities that may be issued upon exercise of the warrants.

Company Response:  In response to the Staff’s comment, the opinion has been revised accordingly, as reflected in the revised opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4830.

Very truly yours,

/s/ Louis A. Goodman
Louis A. Goodman

Enclosures